This Form CB contains 8 pages, including all exhibits.

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SEC 2560 (10-03)	

PROCESSED
APR 07 2005
THOMSON FINANCIAL

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. 1)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[X]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [X]

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Highbury House Communications Plc
(Name of Subject Company)

Not applicable
(Translation of Subject Company's Name into English (if applicable))

England and Wales
(Jurisdiction of Subject Company's Incorporation or Organization)

Mark Millar
(Name of Person(s) Furnishing Form)

Ordinary shares
(Title of Class of Subject Securities)

ISIN GB0004113121
(CUSIP Number of Class of Securities (if applicable))

Hafeez Anjarwalla
Highbury House Communications Plc
The Publishing House
1-3 Highbury Station Road
Islington, London N1 1SE
United Kingdom
Telephone: 011 44 20 7608 6600 Fax: 011 44 20 7608 6605
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Offer commenced March 11, 2005
(Date Tender Offer/Rights Offering Commenced)

*** An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Any member of the public may direct to the Commission any comments concerning the accuracy of this burden estimate and any suggestions for reducing this burden. This collection of information has been reviewed by OMB in accordance with the clearance requirements of 44 U.S.C. 3507.**

SEC 2560 (10-03) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) Not applicable

(b) Not applicable.

Item 2. Informational Legends

Not applicable.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)

1. Signed resolution of Future plc regarding the proposed acquisition of Highbury House Communications plc.
2. Press release dated March 31, 2005, announcing Future plc's approval of the proposed acquisition of Highbury House Communications plc.

(2) Not applicable.

(3) Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

(1) A written irrevocable consent on Form F-X was filed by Future plc with the Securities and Exchange Commission on February 15, 2005.

(2) Not applicable.

EXHIBIT INDEX

Number	Description
2.0	Signed resolution of Future plc regarding the proposed acquisition of Highbury House Communications plc.
2.1	Press release dated March 31, 2005, announcing Future plc's approval of the proposed acquisition of Highbury House Communications plc.

EXHIBIT 2.0

THE COMPANIES ACT 1985

COMPANY LIMITED BY SHARES

RESOLUTION

Of

FUTURE PLC

(the "Company")

(passed on 31 March, 2005)

At an EXTRAORDINARY GENERAL MEETING of the Company duly convened and held at Allen & Overy LLP, One New Change, London EC4M 9QQ on Thursday 31 March, 2005 at 11 a.m. the following resolution was duly passed as an ordinary resolution of the Company:

Ordinary Resolution

THAT the offer by Morgan Stanley & Co. Limited on behalf of the Company (or by the Company in the United States) (including any amendments, variations, revisions, increases, extensions or renewals thereof) to acquire the whole of the issued and to be issued share capital of Highbury House Communications plc (the "Offer") on the terms and conditions contained in the offer document dated 11 March 2005 from Morgan Stanley & Co. Limited on behalf of the Company (or by the Company in the United States) addressed to the shareholders of Highbury House Communications plc (the "Offer Document") (or upon the terms and conditions of any additional or other offer(s) approved by the directors of the Company (the "Directors") or any duly authorised committee thereof and with authority to the Directors or any such committee to waive, amend, revise, vary, increase, extend or renew any of the terms or conditions of the Offer as originally made or, as subsequently amended or waived, revised, increased, extended or renewed other than to any material extent) be and is hereby approved and all acts, agreements, arrangements and indemnities which the Directors or any such committee consider necessary or desirable for the purpose of or in connection with the Offer or such additional or other offer(s), be and are hereby approved.

John Bowman
Director

EXHIBIT 2.1

Future PLC
31 March 2005

31 March 2005

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN OR INTO AUSTRALIA, CANADA OR JAPAN

Recommended Offer (the 'Offer')

by

Morgan Stanley & Co. Limited ('Morgan Stanley') on behalf of Future plc ('Future') (or by Future in the United States) for

Highbury House Communications plc ('Highbury')

RESULT OF EGM

On 14 February 2005, the boards of Future and Highbury announced that they had reached agreement on the terms of a recommended share offer (with a Partial Cash Alternative) to be made by Morgan Stanley on behalf of Future (or by Future in the United States) to acquire the whole of the issued and to be issued ordinary share capital of Highbury. The Offer was conditional, inter alia, on Future Shareholders approving the Acquisition at an Extraordinary General Meeting to be held at 11:00 a.m. on 31 March 2005.

At that meeting, which took place earlier today, the ordinary resolution put to shareholders to approve the Acquisition was duly passed, with more than 80.6% of all shares having been voted. Of these, more than 99.9% were cast in favour of the resolution.

Copies of the Offer Document, Listing Particulars and Circular (which contained notice of the EGM) were submitted to the UK Listing Authority on 11 March 2005, and are available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Document Viewing Facility, 25 The North Colonnade, Canary Wharf, London E14 5HS.

The Board expects to report the Future Group's results for the half-year to 31 March on 13 June 2005. These results will be for the existing Future Group and will not include results for Highbury House Communications plc, for which a recommended Offer was announced on 14 February 2005.

As previously announced, the Offer Document in relation to the recommended Offer was posted on 11 March and the first closing date is 1 April 2005.

In the absence of exceptional circumstances or material news, the Board plans to issue its half-year trading update once the outcome of the Offer has been determined.

Terms used in this announcement shall have the meanings given to them in the announcement of the Offer dated 14 February 2005.

-Ends-

General Enquiries:

Morgan Stanley & Co. Limited
(Financial adviser to Future)
John Krumins, Managing Director
Tom Hill, Vice President
Tel: 020 7425 5000

Close Brothers
(Financial adviser to Highbury)
David Bezem, Director
Tel: 020 7655 3100

Hogarth Partnership
(Financial PR advisers to Future)
James Longfield
Georgina Briscoe
Tel: 020 7357 9477

The Future Directors accept responsibility for the information contained in this announcement and, to the best of their knowledge and belief (having taken all reasonable care to ensure that such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

This announcement does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any security, nor is it a solicitation of any vote or approval in any jurisdiction, nor will there be any sale, issuance or transfer of the securities referred to in this announcement in any jurisdiction in contravention of applicable law.

Morgan Stanley & Co. Limited is acting for Future and no-one else in connection with the Offer, and will not be responsible to anyone other than Future for providing the protections afforded to its clients nor for providing advice in relation to the Offer.

Close Brothers Corporate Finance, which is regulated by the Financial Services Authority, is acting for Highbury and no-one else in connection with the Offer and will not be responsible to anyone other than Highbury for providing the protections afforded to its customers nor for providing advice in relation to the Offer.

Unless otherwise determined by Future and except to the extent permitted by applicable laws, the Offer is not being made, directly or indirectly, in or into Australia, Canada or Japan and the Offer is not capable of acceptance from or within these jurisdictions. Accordingly, copies of this announcement are not being, and must not be, mailed or otherwise forwarded, distributed or sent, in whole or in part, in, into or from Australia, Canada or Japan and persons receiving such announcement (including custodians, nominees and trustees) must not mail or otherwise forward, distribute or send it in, into or from Australia, Canada or Japan, if to do so would violate applicable laws in such jurisdiction. The ability of Highbury Shareholders who are not resident in the United Kingdom or the United States to accept the Offer may be affected by the laws of the relevant jurisdictions in which they are located. Such persons should inform themselves of, and observe, any applicable requirements.

The New Future Shares have not been, and will not be, registered under the US Securities Act or under the securities laws of any state of the United States; have not been, and will not be, qualified for sale or resale under the securities laws of any province or territory of Canada; and no prospectus in relation to them has been, or will be, lodged with, or registered by, the Australian Securities and Investments Commission or the Japanese Ministry of Finance. Accordingly, the New Future Shares are not being and will not be offered, sold, resold or delivered, directly or indirectly, in or into Australia, Canada or Japan or any other jurisdiction or to or for the account or benefit of any residents of Australia, Canada or Japan if to do so would constitute a violation of the laws of, or require registration thereof in, the relevant jurisdiction.

OFFER IN THE UNITED STATES

The Offer in the United States is being made solely by Future and neither Morgan Stanley nor any of its affiliates or related entities is making the Offer in the United States.

Notice to New Hampshire Residents: Neither the fact that a registration statement or an application for a license has been filed under this chapter with the State of New Hampshire nor the fact that a security is effectively registered or a person is licensed in the State of New Hampshire constitutes a finding by the New Hampshire Secretary of State that any document filed under Chapter 421-B of the New Hampshire Revised Statutes Annotated is true, complete and not misleading. Neither any such fact nor the fact that an exemption or exception is available for a security or a transaction means that the Secretary of State of New Hampshire has passed in any way upon the merits or qualifications of, or recommended or given approval to, any person, security, or transaction. It is unlawful to make, or cause to be made, to any prospective purchaser, customer, or client any representation inconsistent with the provisions of this paragraph.

Future is not aware of any jurisdiction in which the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid statute of any state of the United States. If Future becomes aware of any valid US state statute prohibiting the making of the Offer, it will make a good faith effort to comply with such US state statute or seek to have such statute declared inapplicable to the Offer. If, after such good faith effort, Future cannot comply with any such state statute, the Offer will not be made to (and tenders will not be accepted from or on behalf of) holders in such state. The Offer is being made for securities of a United Kingdom company and United States investors should be aware that this announcement, the Announcement, the Offer Document, the Listing Particulars and any other disclosure documents Relating to the Offer have been or will be prepared in accordance with the City Code (as applicable), the Listing Rules (as applicable) and United Kingdom disclosure requirements, format and style, all of which differ from those in the United States. Future's and Highbury's financial statements, and all financial information that was included in the Announcement or in the Offer Document or the Listing Particulars or may be included in this announcement or any other disclosure documents relating to the Offer, have been or will be prepared in accordance with United Kingdom generally accepted accounting principles and thus may not be comparable to financial statements of United States companies. Future is incorporated under the laws of England and Wales. All of the Future Directors are residents of countries other than the United States. As a result, it may not be possible for United States shareholders of Future to effect service of process within the United States upon Future or such Future Directors or to enforce against any of them judgements of the United States predicated upon the civil liability provisions of the federal securities laws of the United States. It may not be possible to sue Future or its officers or directors in a non-US court for violations of the US securities laws.

In accordance with normal UK market practice, Future or its nominees or brokers (acting as agents) may from time to time during the period in which the Offer remains open for acceptance make certain purchases of, or arrangements to purchase, Highbury Shares otherwise than under the Offer, such as in open market or privately negotiated purchases. Such purchases, or arrangements to purchase, will comply with all applicable UK rules, including the City Code, the Listing Rules and the rules of the London Stock Exchange.

Any person who, alone or acting together with any other person(s) pursuant to an agreement or any understanding (whether formal or informal) to acquire or control securities of Highbury, owns or controls, or becomes the owner or controller, directly or indirectly, of one per cent or more of the issued Highbury Shares is generally required under the provisions of Rule 8 of the City Code to notify a Regulatory Information Service and the Panel of every dealing in such securities during the Offer period. Please consult your financial adviser immediately if you believe this Rule may be applicable to you.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

(Signature)

MARK MILLAR COMPANY SECRETARY

(Name and Title)

(Date)